As filed with the Securities and Exchange Commission on December 3, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

HMS INCOME FUND, INC.
(Name of Subject Company (Issuer))

HMS INCOME FUND, INC.
(Names of filing Persons (Offeror and Issuer))

Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

40427D102
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Sherri W. Schugart
Chief Executive Officer
HMS Income Fund, Inc.
2800 Post Oak Boulevard, Suite 5000
Houston, Texas 77056-6118
Telephone: (888) 220-6121
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
Thomas J. Friedmann
Dechert LLP
One International Place, 40th Floor
100 Oliver Street
Boston, MA 02110
Tel: (617) 728-7100

Martin H. Dozier
Alston & Bird LLP
1201 West Peachtree Street
Atlanta, Georgia 30309
Tel: (404) 881-7000

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE
$6,728,072.93	$815.44

* The Filing Fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $121.20 for each $1,000,000 of the value of the transaction.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify persons filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $815.44
Form or Registration No.: Schedule TO
Filing Party: HMS Income Fund, Inc.
Date Filed: October 10, 2018

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 1 supplements and amends the Schedule TO filed with the Securities and Exchange Commission on October 10, 2018 by HMS Income Fund, Inc., an externally managed, non-diversified, closed-end management investment company incorporated in Maryland (the “Company”), in connection with the offer by the Company to purchase up to the lesser of (i) the number of shares of the Company's common stock, par value $0.001 per share (the “Shares”) the Company can repurchase with the proceeds it received from the issuance of Shares under the Company's distribution reinvestment plan during the prior calendar quarter and (ii) 2.5% of the weighted average number of the Shares outstanding in the prior four calendar quarters at the net asset value per share as of November 29, 2018. The tender offer was made upon, and subject to, the terms and conditions set forth in the Offer to Purchase, dated October 10, 2018, and the related Letter of Transmittal (together, the “Offer”). The Offer terminated at 5:00 P.M., Central Time, on November 21, 2018, and a total of 1,407,017.802 Shares were validly tendered and not withdrawn pursuant to the Offer as of such date, an amount that exceeded the maximum number of Shares the Company offered to purchase pursuant to the Offer. In accordance with the terms of the Offer, on November 30, 2018 (the funding date), the Company purchased a total of 818,490.40 Shares validly tendered and not withdrawn on a pro rata basis at a price of $8.22 per Share, which was the net asset value per share as of November 29, 2018, for an aggregate purchase price of $6,727,989.92 (an amount equal to the proceeds the Company received from the issuance of Shares under its distribution reinvestment plan during the prior calendar quarter). Approximately, 58.2% of the number of Shares tendered by each stockholder who participated in the tender offer was repurchased by the Company.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     December 3, 2018

HMS Income Fund, Inc.

By: /s/ David M. Covington
Name: David M. Covington
Title: Chief Accounting Officer and Treasurer